First Quarter Report
Period Ended May 31, 2014

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
FIRST QUARTER ENDED MAY 31, 2014

(Expressed in Canadian dollars)

To our Shareholders:

Q1 2014 net income was $179,000 or $0.06 per share ($0.06 fully diluted) versus net income of $689,000 or $0.24 per share in the same quarter of fiscal 2013.

Q1 2014 net income before stock based compensation (SBC) was $187,000 or $0.06 per share ($0.06 fully diluted) versus $729,000 or $0.25 per share in the same quarter last year.

Q1 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $431,000 or $0.14 per share ($0.13 fully diluted), versus $1,173,000 or $0.40 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2014	Q1 2013
Net Income	$179,000	$689,000
Add Back SBC	8,000	40,000
Net income before SBC	$187,000	$729,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q1 2014	Q1 2013
Net Income	$0.06	$0.24
Add Back SBC	-	0.01
Net income before SBC - Basic	$0.06	$0.25

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2014	Q1 2013
Net Income	$179,000	$689,000
Add Back:
Interest, net	(3,000)	3,000
Depreciation and amortization	177,000	182,000
Non-cash stock based compensation	8,000	40,000
Non-cash income tax expense	70,000	259,000
Total Add Backs	252,000	484,000
EBITDAS	$431,000	$1,173,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2014	Q1 2013
Net Income	$0.06	$0.24
Add Back:
Interest, net	-	-
Depreciation and amortization	0.06	0.06
Non-cash stock based compensation	-	0.01
Non-cash income tax expense	0.02	0.09
Total Add Backs	0.08	0.16
EBITDAS	$0.14	$0.40

Gross profit margin for the quarter was 44.0%, down from 47.0% in the same quarter last year.

Gross revenue for Q1 2014 was $3,904,000, versus $5,123,000 in the comparative period of last year. A decrease in demand for co-packing services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $129,000 in Q1 2014, a decrease of $78,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and co-packing services. SG&A expenses were $1,232,000 in Q1 of fiscal 2014, versus $1,148,000 in Q1 of the previous year.

As at May 31, 2014 the Company had cash and available credit totaling approximately $2,563,000.

During Q1 2014 the Company repurchased an additional 600 shares of its common stock at an average price, before offering costs, of USD$4.22 per share, pursuant to its share repurchase program. As at May 31, 2014 the Company had outstanding 2,912,397 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately USD$599,000 remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

AGM

The Company’s Annual General Meeting was held on July 9, 2014. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. James Corbett was re-elected as a director of the Company, for a three year term.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three months ended May 31, 2014

July 9, 2014

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2014 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended May 31, 2014, the Company’s margin percentage decreased to 44.0% from 47.0% for the same period of the previous year. There was also a small decrease over the year to date 45.1% margin percentage realized for the year-ended February 28, 2014. The major factors contributing to this decrease in margin percentage are a change in mix of branded and co-pack revenues for the quarter, and a reduction of co-pack volumes.

For the three months ended May 31, 2014, the Company reported gross sales of $3.9 million and net income of $178,687 as compared to gross sales of $5.1 million and net income of $688,734 in the corresponding quarter of the prior year.

Results of Operations

Revenue
	Quarter ended	Quarter ended
Revenue	May 31, 2014	May 31, 2013	Change
Manufactured Products	$3,903,911	$5,043,150	$(1,139,239)
Purchased Products	-	80,213	(80,213)
Total Gross Revenue	$3,903,911	$5,123,363	$(1,219,452)
Discounts, Allowances and Rebates	(128,811)	(206,482)	77,671
Net Revenue	$3,775,100	$4,916,881	$(1,141,781)

Gross revenue for the quarter ended May 31, 2014 was $3,903,911 compared to $5,123,363 for the same period of the previous year, representing a decrease of $1,219,452 or 23.8% . This decrease was a result of the following:

  a reduction of co-pack volume
  reduced sales of certain branded beverage products
  the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the quarter ended May 31, 2014 decreased by $77,671 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2014	May 31, 2013	Change
Manufactured Products	$2,113,656	$2,531,108	$(417,452)
Purchased Products	-	77,033	(77,033)
Total	$2,113,656	$2,608,141	$(494,485)

Cost of sales for the quarter ended May 31, 2014 were $2,113,656 compared to $2,608,141 for the same period of the previous year, representing a decrease of $494,485 or 19.0% . This decrease was caused by the discontinuation of lower margin licensed brands and a reduction of co-pack volume and reduced sales of certain branded beverage products.

Margin

	Quarter ended	Quarter ended
Margin	May 31, 2014	May 31, 2013	Change
Manufactured Products	$1,661,444	$2,305,698	$(644,254)
Purchased Products	-	3,042	(3,042)
Total	$1,661,444	$2,308,740	$(647,296)
Margin percentage	44.0%	47.0%	(3.0% )

Margin for the quarter ended May 31, 2014 was $1,661,444 compared to $2,308,740 for the same quarter of the previous year. The margin percentage of 44.0% for the quarter ended May 31, 2014 represents a small decrease over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended May 31, 2014 increased by $83,824 or 7.3% from $1,148,192 in the same quarter of the prior year to $1,232,016. This increase was caused by increased expenses associated with our bottling plant.

Summary of Quarterly Results

	May 31 (Q1)		February 28 (Q4)		November 30(Q3)		August 31 (Q2)
	2014	2013	2014	2013	2013	2012	2013	2012
Net sales / operating revenue	$3,775,100	$4,916,881	$3,129,667	$3,392,656	$3,205,440	$3,765,487	$4,061,480	$5,418,088
Net income (loss)	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$(376,293)	$ 434,491	$ 592,479
Net income (loss) per share	$ 0.06	$ 0.24	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)	$ 0.15	$ 0.19
Net income (loss) per share, diluted	$ 0.06	$ 0.22	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)	$ 0.13	$ 0.17

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income before Stock Based Compensation Expense is as follows:

	May 31 (Q1)		February 28 (Q4)		November 30 (Q3)		August 31 (Q2)
	2014	2013	2014	2013	2013	2012	2013	2012
Net income (loss)	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$ (376,293)	$ 434,491	$ 592,479
Stock based compensation	7,955	39,736	(27,956)	30,037	6,977	32,005	35,714	43,863
Net income (loss) before stock based compensation	$ 186,642	$ 728,470	$ (83,144)	$ (6,322)	$ 102,235	$ (344,288)	$ 470,205	$ 636,342

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2014	May 31, 2013
Net income	$178,687	$688,734
Interest, net	(2,567)	3,240
Depreciation and amortization	176,592	181,695
Stock based compensation expense	7,955	39,736
Income taxes	69,950	258,852
EBITDAS	$430,617	$1,172,257

Margin	Quarter ended	Quarter ended
	May 31, 2014	May 31, 2013
Net revenue	$3,775,100	$4,916,881
Less: cost of sales	(2,113,656)	(2,608,141)
Margin	$1,661,444	$2,308,740
Margin % of Net Revenue	44.0%	47.0%

Related Party Transactions

		Quarter ended	Quarter ended
		May 31, 2014	May 31, 2013
(i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000
(ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000
(iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	21,600
(iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500
(v)	Incurred bottling services from a company related by a director in common, Ralph McRae	64,775	32,812
(vi)	Purchased supplies from a company related by an officer in common, Dave Read	765	-

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	May 31, 2014	May 31, 2013	Change
Operating activities	$(384,257)	$1,192,848	$(1,577,105)
Investing activities	$(80,793)	$(267,634)	$186,841
Financing activities	$(39,996)	$(40,185)	$189

During the quarter, cash generated from operating activities decreased by $1,577,105 compared to the same period of the prior year. The decrease is the result of lower net income plus an increase in net working capital versus the comparative period.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $39,996 during the quarter, representing a $189 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 600 shares at a cost of $2,769 and debt payment of $37,227.

Liquidity and Capital Resources

Net working capital has increased by 22.2% since the prior year ended February 28, 2014. As at May 31, 2014, the Company has net working capital of $1,975,725 ($1,617,029 at February 28, 2014). In addition, at May 31, 2014 the Company had $674,500 ($329,900 at February 28, 2014) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2014 this credit facility was not utilized.

Total Net Working Capital	May 31, 2014	February 28, 2014
Total Current Assets	$4,084,611	$3,653,475
Less: Total Current Liabilities	(2,108,886)	(2,036,446)
Total Net Working Capital	$1,975,725	$1,617,029

Considering the positive net working capital position, including the cash on hand at May 31, 2014, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2014:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital (Finance) Lease Obligations	37,227	37,227	-	-	-
Operating Lease Obligations	3,112,520	747,614	1,523,603	391,355	449,948
Purchase Obligations	361,045	134,356	224,357	2,332	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	386	386	-	-	-
Total	$ 3,511,178	$ 919,583	$1,747,960	$ 393,687	$ 449,948

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2014 and are included in the February 28, 2014 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2014 the Company is exposed to credit risk through the following assets:

	May 31, 2014	February 28, 2014
Trade receivables	$784,715	$503,435
Other receivables	18,169	47,481
Allowance for doubtful accounts	(30,519)	(51,579)
	$772,365	$499,337

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2014, the Company’s ten largest customers comprised approximately 97% of sales compared with 96% in the last fiscal year ended February 28, 2014. One customer comprised 90% of sales compared with 90% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at May 31, 2014, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $14,500 on net earnings for the quarter ended May 31, 2014. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at May 31, 2014, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 9, 2014, the Company had 2,912,397 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 920,399 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
INTERIM CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	May 31, 2014	February 28, 2014
ASSETS
Cash	$1,888,738	$2,393,784
Accounts receivable	772,365	499,337
Inventory (Note 2)	1,221,496	586,513
Prepaid expenses and deposits (Note 4)	202,012	173,841
	4,084,611	3,653,475

Property, plant and equipment (Note 3)	9,238,919	9,334,800
Deferred tax assets	2,082,617	2,152,567
Total Assets	$15,406,147	$15,140,842

LIABILITIES
Accounts payable and accrued liabilities	$2,071,086	$1,961,419
Current portion of long-term debt (Note 5)	37,800	75,027
	2,108,886	2,036,446

Long-term debt (Note 5)	-	-
Derivative liability - non-employee stock options (Note 6)	293,187	284,195
	$2,402,073	$2,320,641

SHAREHOLDERS' EQUITY
Share capital (Note 7)
Common shares	$32,706,631	$32,713,370
Treasury stock	-	-
Additional paid-in capital	18,373,683	18,361,758
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,654,156)	(38,832,843)
	13,004,074	12,820,201
Total Liabilities and Shareholders' Equity	$15,406,147	$15,140,842

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
INTERIM CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2014	May 31, 2013

Gross Revenue	$3,903,911	$5,123,363
Less: Discount, rebates and slotting fees	(128,811)	(206,482)
Net Revenue	3,775,100	4,916,881

Cost of sales	2,113,656	2,608,141
Operations, selling, general & administration expenses	1,232,016	1,148,192
Depreciation of property, plant and equipment	176,592	181,695
Interest	960	3,240
Foreign exchange gain (loss)	(2,308)	248
Interest income	(3,527)	-
Change in fair value of derivative liability (Note 6)	8,992	27,447
Loss on disposal of assets	82	332
	3,526,463	3,969,295
Net income before taxes	248,637	947,586

Income tax expense	69,950	258,852

Net and comprehensive income	$178,687	$688,734

Earnings per share
Basic income per share	$0.06	$0.24
Weighted average number of shares outstanding – basic	2,912,960	2,930,220

Fully diluted income per share	$0.06	$0.22
Weighted average number of shares outstanding – diluted	3,205,936	3,183,776

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2014	May 31, 2013
Cash provided by (used in)

Operating activities
Net income	$178,687	$688,734
Items not involving cash
Depreciation of property, plant and equipment	176,592	181,695
Loss on disposal of assets	82	332
Stock-based compensation	7,955	39,736
Change in derivative liability (Note 6)	8,992	27,447
Change in deferred tax asset	69,950	258,852
Changes in non-cash operating working capital items
Accounts receivable, net	(273,028)	(171,637)
Inventory, net	(634,983)	143,082
Prepaid and other assets	(28,171)	38,385
Accounts payable	109,667	(13,778)
	(384,257)	1,192,848
Investing activities
Purchase of capital assets	(80,793)	(267,634)
	(80,793)	(267,634)
Financing activities
Repurchase of common shares	(2,769)	(89,758)
Issue of common shares	-	84,594
Repayment of long-term debt	(37,227)	(35,021)
	(39,996)	(40,185)

Increase (decrease) in cash	(505,046)	885,029

Cash, beginning of period	2,393,784	53,352

Cash, end of period	$1,888,738	$938,381

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$3,527	$-
Interest paid	$960	$3,240

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2014		May 31, 2013
	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,912,997	$32,713,370	2,930,481	$33,096,167
Shares issued during the period	-	-	30,864	160,157
Shares cancelled during the period	(600)	(6,739)	(18,996)	(213,327)
	2,912,397	$32,706,631	2,942,349	$33,042,997
Treasury Stock
Beginning of period		$-		$-
Shares issued during the period		(6,739)		(213,327)
Shares cancelled during the period		6,739		213,327
		$-		$-

Additional Paid-In Capital
Beginning of period		$18,361,758		$18,064,886
Shares cancelled during the period		3,970		123,569
Stock based compensation on issued options		7,955		39,736
Exercise of stock options		-		(75,563)
		$18,373,683		$18,152,628

Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916
Foreign exchange translation adjustment		-		-
		$577,916		$577,916

Accumulated Deficit
Beginning of period		$(38,832,843)		$(39,996,138)
Net income		178,687		688,734
		$(38,654,156)		$(39,307,404)

Total Shareholders' Equity		$13,004,074		$12,466,137

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three months ended May 31, 2014
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2014.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2014. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	May 31, 2014	February 28, 2014
Finished goods	$355,124	$219,842
Raw materials	866,372	366,671
	$1,221,496	$586,513

3. PROPERTY, PLANT AND EQUIPMENT

		May 31, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,990,071	$8,864,872	$7,125,199
Buildings	1,931,944	1,247,156	684,788
Automotive equipment	286,252	96,831	189,421
Land	433,613	-	433,613
Land improvements	1,861	1,289	572
Leasehold improvements	695,182	250,620	444,562
Furniture and fixtures	680,426	577,808	102,618
Computer hardware and software	2,285,513	2,027,367	258,146
	$22,304,862	$13,065,943	$9,238,919

3. PROPERTY, PLANT AND EQUIPMENT (continued)

		February 28, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,917,608	$8,739,219	$7,178,389
Buildings	1,931,944	1,238,488	693,456
Automotive equipment	286,252	86,857	199,395
Land	433,613	-	433,613
Land improvements	1,861	1,277	584
Leasehold improvements	695,182	237,054	458,128
Furniture and fixtures	681,926	573,822	108,104
Computer hardware and software	2,277,183	2,014,052	263,131
	$22,225,569	$12,890,769	$9,334,800

4. PREPAID EXPENSES AND DEPOSITS

	May 31, 2014	February 28, 2014
Slotting fees	$3,450	$9,508
Insurance premiums	40,606	72,433
Rental deposits and other	157,956	91,900
	$202,012	$173,841

5. LONG-TERM DEBT

	May 31, 2014	February 28, 2014
Capital lease, principal and interest repayable at $12,729 per month including interest at a five–year fixed rate of 6.125% per annum and maturing in September 2014	$37,800	$75,027
Less: current portion	(37,800)	(75,027)
	$-	$-

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at May 31, 2014, $674,500 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at May 31, 2014.

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	May 31, 2014	February 28, 2014
Derivative liability, beginning of period	$284,195	$244,891
Fair value of non-employee options granted	-	-
Fair value of non-employee options exercised	-	-
Change in fair value of non-employee options	8,992	39,304
Derivative liability, end of period	$293,187	$284,195

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at May 31, 2014 were as follows: (1) risk-free rate of 1.91%; (2) dividend yield of nil; (3) an expected volatility of 111.11%; (4) an expected life of 72 months; and (5) an exercise price of $2.45 USD.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount
Balance at February 28, 2014	2,912,997	$32,713,370
Shares issued in the first quarter	-	-
Shares cancelled in the first quarter	(600)	(6,739)
Balance at May 31, 2014	2,912,397	$32,706,631

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price -
		USD
Options outstanding as at February 28, 2014	923,569	$3.06
Options exercised	-	-
Options outstanding as at May 31, 2014	923,569	$3.06
Options exercisable, May 31, 2014	919,314	$3.05

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended
		May 31, 2014	May 31, 2013

(i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000
(ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000
(iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	21,600
(iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500
(v)	Incurred bottling services from a company related by a director in common, Ralph McRae	64,775	32,812
(vi)	Purchased supplies from a company related by an officer in common, Dave Read	765	-

9. Commitments and Contingencies

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$881,970
Year 2	890,615
Year 3	857,345
Year 4	278,917
Year 5 and thereafter	564,718

Total future minimum payments	$3,473,565

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes share-holder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:        1-866-685-5200
Website:         www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Thor Matson
VP of Business Development

Jill McRae
VP of Marketing

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com